Filed Pursuant To Rule 433

Registration No. 333-233191

October 29, 2019

Gold

September 2019

Case For Constructing Portfolios with SPDR® Shares (GLD®)

Strategic Allocation to GLD in a Global Multi-Asset Portfolio

A recent paper, "A Case for Global Diversification: Harnessing the Global Multi-Asset Market Portfolio" by State Street Global Advisors Investment Solutions Group (ISG),1 examined the global investable opportunity set and its implications for investors. They defined the Global Multi-Asset Market Portfolio (GMP) as the portfolio consisting of all investable capital assets, where the proportion invested in each asset corresponds to that asset's market value divided by the sum of the market value of all assets in the portfolio. It is the sum of all investors' holdings and a de facto proxy for the investable opportunity set available to all investors globally, or what is usually known as the 'market portfolio.'

We examined the results of adding an allocation to GLD comprising 2%, 5%, and 10% of a multi-asset portfolio under a hypothetical scenario. The hypothetical portfolio is based on the concept of the GMP developed by State Street Global Advisors ISG and incorporates additional assumptions for the purpose of our case study. We constructed the hypothetical global multi-asset portfolio by:

- Replicating the asset classes in the GMP with noninvestable market indices;
- Slightly adjusting each asset weighting in the GMP to also include commodities in the portfolio and assume no gold exposure at the start (Portfolio A) and;
- Subtracting the weight equally from the equities and government-bonds asset classes (two asset classes with the highest weights) to add in GLD at 2% (Portfolio B), 5% (Portfolio C) and 10% (Portfolio D).

Returns of the hypothetical blended portfolios cover the period between January 1, 2005 and September 30, 2019, and the hypothetical portfolios were rebalanced every 12 months to maintain target portfolio weights.
From the results shown in Figure 1, we found that under our hypothetical scenario:

Figure 1 **Hypothetical Blended Portfolio Results**

Porfolio	GLD Allocation %	Annualized Return %	Cumulative Return %	Annualized Standard Deviation %	Sharpe Ratio*	Maximum Drawdown (%)
A	0	5.69	126.10	9.44	0.46	-33.29
B	2	5.75	128.25	9.38	0.47	-32.54
C	5	5.88	132.27	9.29	0.49	-31.39
D	10	6.07	138.50	9.23	0.52	-29.43

*Assumes risk-free rate of Citigroup 3-month T-bills. Source: Bloomberg Finance L.P., FactSet State Street Global Advisors, as of September 30, 2019. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Returns do not represent those of a specific product managed by State Street Global Advisors Funds Management, Inc, but were achieved by mathematically combining the actual performance data of the constituents as listed in Figure 1, according to their weightings detailed in Figure 1. Performance of the hypothetical blended portfolio assumes no transaction and rebalancing costs, so actual results will differ. Performance of SPDR® Gold Shares (GLD®) reflects annual expense ratio of 0.40 percent. All data based on monthly measures of performance. GLD's performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month end performance.

STATE STREET GLOBAL ADVISORS SPDR®

1

WORLD GOLD COUNCIL

- Portfolios B, C and D had higher Sharpe ratios, lower maximum drawdowns and lower standard deviations with higher returns compared to Portfolio A;
- Portfolio D had the highest Sharpe Ratio (0.52) and highest cumulative return (138.50%);
- Portfolio D had the lowest maximum drawdown (-29.43%).

The results illustrated that under this hypothetical scenario using broad indices to represent various asset classes that includes allocations of anywhere from 2% to 10% to GLD right after the ETF's inception, the portfolios with allocations to GLD (Portfolios B, C and D) have outperformed the multi asset portfolio with identical exposure to indices but without equivalent allocations to GLD (Portfolio A). From an asset allocation perspective, hypothetical portfolios with a GLD allocation had better risk-adjusted returns.[1]

Figure 2
Asset Class Weightings for Hypothetical Blended Portfolios A, B, C and D

		Weighting (%)			
Asset Class	**Investable Market Indices & ETF**	**Portfolio A**	**Portfolio B**	**Portfolio C**	**Portfolio D**
Equity	MSCI AC W orld Daily TR Index	40	39	37.5	35
Total Equity		40	39	37.5	35
Government Bonds	Bloomberg Barclays Global Aggregate Government Bond Index TR	25	24	22.5	20
IG Credit	Bloomberg Barclays Global Aggregate Corporation Bond TR Index	16	16	16	16
Inflation Linked Bonds	Bloomberg Barclays World Inflation Linked Bond TR Index	2	2	2	2
HY Bonds	Bloomberg Barclays Global Corporate High Yield Bond TR Index	2	2	2	2
EM Debt	Bloomberg Barclays Emerging Markets USD Aggregate Bond TR Index	5	5	5	5
Total Total Fixed Income		50	49	47.5	45
Real Estate	Global Property Research General TR Index	4	4	4	4
Private Equity	LPX Composite Listed Private Equity TR Index	4	4	4	4
Commodities	Bloomberg Commodity Index TR	2	2	2	2
Gold	SPDR® Gold Shares (GLD®)	0	2	5	10
Total Alternative		10	12	15	20
Portfolio Total		**100**	**100**	**100**	**100**

Source: State Street Global Advisors, as of September 30, 2019.
The asset allocation scenario is for hypothetical purposes only and is not intended to represent a specific asset allocation strategy or recommend a particular allocation. Each investor's situation is unique and asset allocation decisions should be based on an investor's risk tolerance, time horizon and financial situation. It is not possible to invest directly in an index.

Figure 3
SPDR Gold Shares Standard Performance as of September 30, 2019

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 11/18/2004 (%)
NAV	-2.85	5.31	15.55	24.61	3.53	3.66	3.66	8.06
Market Value	-3.39	4.26	14.53	23.16	3.39	3.62	3.46	7.91
LBMA Gold Price PM	-2.82	5.42	16.13	25.10	3.95	4.07	4.08	8.49

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month end performance.
Gross Expense Ratio: 0.40%. The gross expense ratio is the fund's total annual operating expense ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund's most recent prospectus.

STATE STREET GLOBAL ADVISORS

2

WORLD GOLD COUNCIL

Endnotes 1 Frederic Dodard and Abigail Greenway, A Case For Global Diversification: Harnessing the Global Multi-Asset Market Portfolio, IQ Insights, State Street Global Advisors ISG EMEA, 2015.ssga.com stress. There can be no assurance that a liquid under the Commodity Exchange Act of 1936 prospectus which contains this and other market will be maintained for ETF shares. Equity (the “CEA”). As a result, shareholders of the information, call 866.787.2257 or visit spdrs.com securities may actuate in value in response to Trust do not have the protections associated spdrs.com. Read it carefully. the activities of individual companies and with ownership of shares in an investment general market and economic conditions. company registered under the 1940 Act or the Not FDIC Insured. Glossary protections aorded by the CEA. No Bank Guarantee. The trademarks and service marks referenced May Lose Value. Hypothetical blended portfolio herein are the property of their respective The value of GLD shares relates directly to the performance methodology Returns do not owners. Third party data providers make no value of the gold held by GLD (less its © 2019 State Street Corporation. represent those of a fund but were achieved by warranties or representations of any kind expenses), and actuations in the price of gold All Rights Reserved. mathematically combining the actual relating to the accuracy, completeness or could materially and adversely aect an ID85067-2084617.7.1.AM.RTL 1019 performance data of MSCI AC World Daily TR timeliness of the data and have no liability for investment in the shares. The price received Exp. Date: 01/31/2020 Index, Bloomberg Barclays Global Aggregate damages of any kind relating to the use of such upon the sale of the shares, which trade at Government Bond Index, Bloomberg Barclays data. Investing involves risk, and you could lose market price, may be more or less than the Aggregate Global Corporate Bond Index, money on an investment in GLD. value of the gold represented by them. GLD Bloomberg Barclays Emerging Markets Debt does not generate any income, and as GLD Index, Global Property Research General Index, Investing involves risk, and you could lose regularly sells gold to pay for its ongoing S&P Listed Private Equity Index, Bloomberg money on an investment in SPDR® Gold Trust expenses, the amount of gold represented by Barclays World Inflation Linked Bond Index, (“GLD®”). each Share will decline over time to that extent. Bloomberg Barclays Global Corporate High Yield Index, S&P GSCI Index, and SPDR® Gold Shares ETFs trade like stocks, are subject to The World Gold Council name and logo are a (GLD®) between January 1, 2005 and June 30, investment risk, fluctuate in market value and registered trademark and used with the 2019. Each portfolio is re-balanced at the may trade at prices above or below the ETFs’ permission of the World Gold Council pursuant beginning of each year to maintain target net asset value. Brokerage commissions and to a license agreement. The World Gold Council portfolio weights. The performance assumes no ETF expenses will reduce returns. Commodities is not responsible for the content of, and is not transaction and rebalancing costs, so actual and commodity-index linked securities may be liable for the use of or reliance on, this material. results will differ. affected by changes in overall market World Gold Council is an affiliate of GLD’s movements, changes in interest rates, and sponsor. other factors such as weather disease, Important risk information embargoes, or political and regulatory GLD® is a registered trademark of World Gold developments, as well as trading activity of Trust Services, LLC used with the permission of The views expressed in this material are the speculators and arbitrageurs in the underlying World Gold Trust Services, LLC. Standard & views of George Milling- Stanley, Robin Tsui and commodities. Diversification does not ensure a Poor’s®, S&P® and SPDR® are registered Diego Andrade and are subject to change based profit or guarantee against loss. trademarks of Standard & Poor’s Financial on market and other conditions. This document Services LLC, a division of S&P Global (S&P); contains certain statements that may be Investing in commodities entails signicant risk Dow Jones is a registered trademark of Dow deemed forward-looking statements. Please and is not appropriate for all investors. Jones Trademark Holdings LLC (Dow Jones); note that any such statements are not and these trademarks have been licensed for guarantees of any future performance and Important Information Relating to SPDR use by S&P Dow Jones Indices LLC (SPDJI) and actual results or developments may dier Gold Trust (“GLD®”): sublicensed for certain purposes by State materially from those projected. All information Street Corporation. State Street Corporation’s has been obtained from sources believed to be The SPDR Gold Trust (“GLD”) has filed a financial products are not sponsored, endorsed, reliable, but its accuracy is not guaranteed. registration statement (including a sold or promoted by SPDJI, Dow Jones, S&P, There is no representation or warranty as to the prospectus) with the Securities and their respective aliates and third party current accuracy, reliability or completeness of, Exchange Commission (“SEC”) for the licensors and none of such parties makes any nor liability for, decisions based on such o ering to which this communication representation regarding the advisability of information and it should not be relied on as relates. Before you invest, you should read investing in such product(s) nor do they have such. the prospectus in that registration any liability in relation thereto. statement and other documents GLD has The information provided does not constitute led with the SEC for more complete Distributor: State Street Global Advisors investment advice and it should not be relied on information about GLD and this o ering. Funds Distributors, LLC, member FINRA, SIPC, as such. It does not take into account any Please see the GLD prospectus for a more an indirect wholly owned subsidiary of State investors’ particular investment objectives, discussion of the risks of investing in GLD Street Corporation. References to State Street strategies, tax status or investment horizon. You shares. The GLD prospectus is available by may include State Street Corporation and its should consult your tax and Financial advisor. All clicking here. You may get these aliates. Certain State Street aliates provide material has been obtained from sources documents for free by visiting EDGAR on services and receive fees from the SPDR ETFs. believed to be reliable. There is no the SEC website at sec.gov or by visiting representation or warranty as to the accuracy of spdrgoldshares.com. Alternatively, the For more information, please contact the the information and State Street shall have no Trust or any authorized participant will Marketing Agent for GLD: State Street liability for decisions based on such information. arrange to send you the prospectus if you Global Advisors Funds Distributors, LLC, request it by calling 866.320.4053. One Iron Street, Boston, MA, 02210; T: +1 While the shares of ETFs are tradable on 866 320 4053 spdrgoldshares.com. Before secondary markets, they may not readily trade GLD is not an investment company registered investing, consider the funds’ investment in all market conditions and may trade at under the Investment Company Act of 1940 objectives, risks, charges and expenses. To significant discounts in periods of market (the “1940 Act”) and is not subject to regulation obtain a prospectus or summary

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.